Deutsche Bank Access Asia Conference Singapore Craig DeYoung – Vice President Investor Relations May 25, 2011 Exhibit 99.1

/ Slide 2
Safe Harbor
"Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995:
the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average selling price, gross margin and expenses, dividend policy and intention to repurchase shares.
These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors
(the principal product of our customer base), including the impact of general economic conditions on consumer confidence and demand for our customers’ products, competitive products and pricing, the impact of manufacturing efficiencies and capacity constraints, the pace of new product development and customer acceptance of new products, our ability to enforce patents and protect intellectual property rights, the risk of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates available cash, distributable reserves for dividend payments and share repurchases, uncertainty surrounding the impact of the earthquake and tsunami in Japan and its potential effect on our customers and suppliers and other risks indicated in the risk factors included in ASML’s Annual Report on Form
20-F and other filings with the US Securities and Exchange Commission.

/ Slide 3
ASML’s strategy
“
To be a technology leader in lithographic systems and
software for semiconductor manufacturing,
thus enabling our customers to increase the functionality of microchips while reducing the cost and power consumption
per function on a chip

/ Slide 4 ASML Headquarters in Veldhoven, the Netherlands ASML: the number 2 semiconductor equipment supplier in the world in 2010

/ Slide 5 Agenda Business Overview Market ASML EUV update Outlook and summary

/ Slide 6 Business Overview

/ Slide 7
629
949
919
183
742
1,452
942
930
844
277
1,069
958
934
697
555
1,176
1,053
955
494
581
1,521
0
1,000
2,000
3,000
4,000
5,000
6,000
2006 2007 2008 2009 2010 2011
Q4
Q3
Q2
Q1
Total net sales M€
3,582
3,768
Numbers have been rounded for readers’ convenience.
2,954
1,596
4,508

/ Slide 8
Q1 results - highlights
Net sales of € 1,452 million, 63 systems shipped valued at
€ 1,284 million, service and field option sales at € 168 million
Gross margin of 44.7%
Operating margin of 31.0%
Net system bookings of  40 systems, € 845 million
Backlog at € 3,330 million, 134 systems with ASP of € 28.4
million for new tools, includes 60 immersion tools
Generated € 1,1 billon cash from operations

/ Slide 9
Key financial trends 2010 – 2011
Consolidated statements of operations M€
Q1 10 Q2 10 Q3 10 Q4 10 Q1 11
Net Sales 742 1,069 1,176 1,521 1,452
Gross profit
Gross margin %
298
40.3%
459
43.0%
513
43.6%
685
45.0%
649
44.7%
R&D costs 120 125 137 141 145
SG&A costs 41 42 48 50 54
Income from operations
Operating income %
137
18.5%
292
27.4%
328
27.9%
494
32.4%
450
31.0%
Net income
Net income as a % of net sales
107
14.5%
239
22.4%
269
22.8%
407
26.7%
395
27.2%
Units sold  34 43 51 69 63
ASP new systems 25.8 25.6 24.1 22.4 22.5
Net bookings value 1,165 1,342 1,391 2,315 845
Numbers have been rounded for readers’ convenience.

Total value M€ 3,330

	New systems	Used systems	Total systems
Units	115	19	134
Value M€	3,262	68	3,330
ASP M€	28.4	3.6	24.9

Technology

KrF 19%
I-Line 2%
ArF dry 5%
ArF immersion 74%

End-use

IDM 17%
Foundry 22%
DRAM 27%
NAND 34%

Region (ship to location)

Japan 8%
USA 18%
Singapore 13%
Taiwan 17%
Europe 10%
Korea 25%
China 9%

ASML

/ Slide 10 Backlog in value per March 27, 2011 Numbers have been rounded for readers’ convenience.

/ Slide 11 Market

/ Slide 12
Business environment
Semiconductor manufacturers have shown caution in
assessing economic impact of Japanese earthquake on
their supply chain and end-product markets
Although direct impact to the electronics industry world-
wide seems limited, it has caused some of our customers
to review their existing equipment delivery and order plans
Resulting adjustments are only affecting potential litho
system demand above what is currently the analyst’s
consensus
We continue to expect a total revenue level for 2011 clearly above € 5 billion

3mma IC revenues/3mma IC inventories [B$]
IC inventory days
Jan-01
Jul-01
Jan-02
Jul-02
Jan-03
Jul-03
Jan-04
Jul-04
Jan-05
Jul-05
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
Jul-08
Jan-09
Jul-09
Jan-10
Jul-10
Jan-11

ASML

/ Slide 13
3mma IC revenue, inventory and inventory days
0
5
10
15
20
25
30
35
-
20
40
60
80
100
120
3mma IC inventory value (left)
3mma IC revenues (left)
3mma IC consumption: revenues ± inventory value change (left)
3mma Inventory days (right)
Consumption decreased in March, whereas revenues
increased, causing growing IC inventory level
Source: VLSI Research, WSTS, ASML
Last data point: March 2011
Current 3mma inventory value
at around $27 B

1Gb DDR2 800 MHz SPOT PRICE
1Gb DDR2 800 MHz CONTRACT PRICE
1Gb DDR3 1333 MHz SPOT PRICE
1Gb DDR3 1333 MHz CONTRACT PRICE
2Gb DDR3 1333MHz SPOT PRICE
2Gb DDR3 1333MHz CONTRACT PRICE
Chip ASP [$US]
3
2.8
2.6
2.4
2.2
2
1.8
1.6
1.4
1.2
1
0.8
0.6
0.4
Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 Apr-09 May-09 Jun-09 Jul-09 Aug-09 Sep-09 Oct-09 Nov-09 Dec-09 Jan-10 Feb-10 Mar-10 Apr-10 May-10 Jun-10 Jul-10 Aug-10 Sep-10 Oct-10 Nov-10 Dec-10 Jan-11 Feb-11 Mar-11 Apr-11 May-11
Estimated DRAM cash costs in Q1/11 (avg. production node in nm)
(4x H), 2 Gb
(6x), 1Gb
(5x H), 1 Gb
(5x L), 1 Gb
About 40% cash profit on 2Gb DDR3 ICs, if manufactured at 4x nm and sold at current contract prices
Current DDR3 1 Gb contract ASP at 0.98 $
Poor 5x nm yields do increase avg. costs

ASML

/ Slide 14
Source: DRAMeXchange (5/5/2011), ASML MCC
Further recovery of contract prices leads tier 2/3 manufacturers at low
5x nm (closer) to profitability
<Customer litho system utilizations high>
MAIN DRAM SPOT & CONTRACT PRICES (01/2008 - 2011YTD)

MAIN NAND SPOT & CONTRACT PRICES (01/2008 - 2011YTD)
16Gb NAND SLC SPOT PRICE
16Gb NAND SLC CONTRACT PRICE
32Gb NAND MLC SPOT PRICE
32Gb NAND MLC CONTRACT PRICE
64Gb NAND TLC SPOT PRICE
64Gb NAND TLC CONTRACT PRICE
Chip ASP [$US]
300 mm costs for mature 2x nm 64 Gb MLC NAND between 5.5 and 6,5 USD
300 mm cash-costs for 3x nm 32 Gb 2 b/c MLC NAND between 3,2 and 4,0 USD
300 mm cash-costs for 3x nm 32 Gb 3 b/c MLC NAND between 2,6 and 3,2 USD
0
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
17
18
19
20
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
Jul-08
Aug-08
Sep-08
Oct-08
Nov-08
Dec-08
Jan-09
Feb-09
Mar-09
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
Apr-10
May-10
Jun-10
Jul-10
Aug-10
Sep-10
Oct-10
Nov-10
Dec-10
Jan-11
Feb-11
Mar-11
Apr-11
May-11

ASML

/ Slide 15
NAND
SLC spot prices slide after change in product mix in March, overall chip prices remain quite stable at healthy levels <Customer litho tool utilization remain high>
Source: DRAMeXchange (5/5/2011), ASML MCC

/ Slide 16 ASML EUV update

/ Slide 17
Technology - EUV
NXE:3100 second generation EUV
Three NXE:3100 shipped to date, 3 more to go
Progress ongoing to reach target throughput by year end
Customer process development started
Infrastructure development transitioning to optimization
phase (masks, resist, metrology, etc)
Revenue recognition expected in 2012
NXE:3300 third generation EUV
Commitments received for 10 NXE:3300 production
systems, deliveries to start H2 2012

Resolution (half pitch) "Shrink" [nm]
200
100
80
60
50
40
30
20
10
8
AT:1200
XT:1400
XT:1700i
XT:1900i
NXT:1950i
EUV-ADT
DPT
QPT
NXE:3100
NXE:3300
NXE:3350
DPT
LOGIC
DRAM
NAND
KrF
ArF
ArFi
DPT
EUV
02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19
Year of production start
Source: Customers, ASML
ASML

/ Slide 18
Why EUV? EUV supports IC & Lithography roadmap
towards <10nm
Notes:
1. R&D solution required 1.5~ 2 yrs ahead of Production
2. EUV resolution requires 7nm diffusion length resist
3. DPT = Double Patterning
4. QPT = Double Double Patterning

/ Slide 19
Consumers are the winners
Shrink drives manufacturing cost down
Note: data iSupply, March 2009. High quality Flash
0
1
10
100
1000
10000
2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015
$2,305 for 1Gigabyte (GB)
$0.17 for 1 GB

Average Logic + DSP + MCU immersion layers

0
2
4
6
8
10
12
14
16
18
2008
2009
2010
2011
2012

Node 9x,6x 9x, 6x 6x ,4x 6x, 4x 4x, 3x

Average MPU immersion layers

0
2
4
6
8
10
12
14
16
18
2008
2009
2010
2011
2012

Node 6x, 4x 6x, 4x 4x, 3x 3x, 2x 2x, 1x

/ Slide 20 Shrink drives device complexity which drives litho opportunity due to a growing number of critical litho layers Source: ASML Marketing (03/11), 300mm wafers only

/ Slide 21
Increasing immersion layers per node, per year with shrink in memory too
Node  8x, 6x      6x, 5x      5x, 4x       4x, 3x       3x, 2x
Node   5x, 4x      4x, 3x       4x, 3x      3x, 2x      2x, 1x
Source: ASML Marketing (03/11), 300mm wafers only
Average DRAM immersion layers
0
2
4
6
8
10
2008 2009 2010 2011 2012
0
2
4
6
8
10
2008 2009 2010 2011 2012
Average NAND immersion layers

/ Slide 22
Logic NAND DRAM Logic NAND DRAM
32nm 2x nm 3x nm 22nm 1x nm 2xnm
ArFi Spacer DPT Spacer DPT Litho DPT 2x Spacer Spacer DPT EUV
Typical Patterning Schemes for Critical Layers
2011 2013
DPT = Double Patterning
Organic BARC
Resist
Hard Mask
Expose
Develop
Inorganic BARC
Metrology
Hard Mask Etch
Strip & Clean
Defect Inspect
Cap Layer
Source: ASML Strategic Marketing

/ Slide 23
Cost Impact of Double Patterning
-
0.5
1.0
1.5
2.0
2.5
3.0
Logic NAND DRAM Logic NAND DRAM ALL
32nm 2x nm 3x nm 22nm 1x nm 2xnm -
ArFi 1D
Spacer
1D
Spacer
2x Litho-
Etch
Double
Spacer
2D
Spacer
EUV
Reticle
Strip/Clean
Etch
Metrology
CVD
Litho chemicals
Track
Litho
Source: ASML Strategic Marketing

/ Slide 24
Cycle Time Impact of Double Patterning
-
0.5
1.0
1.5
2.0
2.5
3.0
3.5
Logic NAND DRAM Logic NAND DRAM ALL
32nm 2x nm 3x nm 22nm 1x nm 2xnm -
ArFi 1D
Spacer
1D
Spacer
2x Litho-
Etch
Double
Spacer
2D
Spacer
EUV
Strip/Clean
Etch
Metrology
CVD
Litho
Source: ASML Strategic Marketing

/ Slide 25
EUV lowers overall costs for customer, while increasing
litho costs
€ 70.82 *
€ 46.44 *
* Source: ASML Strategic Marketing; Cost of Technology
model incl. Capex & Opex – NAND Example
Cost per layer [Euro/Wafer]
Metrology
Strip/Clean
Spacer etch
BARC/ACL/SiON etch
Metrology
Strip/Clean
Trim Etch
Metrology
ArFi Develop
Expose
ArFi Resist
ArFi BARC
Metrology
Strip/Clean
Template removal
Oxide Etch Back
Metrology
Spacer
Metrology
Strip/Clean
BARC/ACL/SiON etch
Defect
Metrology Metrology
ArFi Develop Strip/Clean
Expose ACL Etch
ArFi Resist Metrology
ArFi BARC EUV Develop
SiON/SiC Expose
ACL EUV Resist
Cap layer EUV BARC
ACL ACL
Spacer Li
Costs per layer:
ArFi Spacer imaging:
•
Overall patterning costs (including litho, etching, etc.):
70.82 €/wafer
•
Litho costs (2xArFi exposures per layer): 23.36 €/wafer
•
Ratio litho costs/overall patterning costs: 33%
EUV imaging :
Overall patterning costs: 46.44 €/wafer
•
Litho costs (1x EUV exposure per layer): 31.74 €/wafer
•
Ratio litho costs/overall patterning costs: 68%
Reduced cost/complexity drives
EUV adoption and secures it’s
role in lithography for the next
decade

- Optimize scanner illumination conditions
- Enlarge process window for robust yield
- Verify mask for release to manufacturing.

Pre-reticle

Step	Product
Source-Mask Optimization	Tachyon SMO
Optical Proximity Correction	Tachyon OPC+
Litho Manufacturability Check	Tachyon LMC

Expand Process window

Increase Process control

- Optimize and match scanners or litho cells for specific patterns or reticle
- Monitor and control litho-cell performance and process over time

Production

Step	Product
Application-Specific Scanner Tuning	Tachyon Pattern Matcher Full Chip
LithoCell Monitoring & Control	Baseliner™
Integrated Metrology Process Feedback	YieldStar™ T200 + FeedBack Control

ASML

/ Slide 26 ASML’s Unique Holistic Litho Optimisation & Control of future low k1, DP and EUV litho processes

/ Slide 27
Stages
Illuminator
Lens
Sensors
ASML Scanner Optimisation & Control enabled through
Wafer Metrology & Computational Litho
Computational
Lithography
Optimization
and Tuning
for CD
Wafer
Metrology
Setup and
Control of
CD and Overlay
Programmable
Wavefront
Programmable
pupil and polarization
CD and Overlay
improvements

/ Slide 28
Section Summary
Low k1 Double Patterning Lithography enables
extension of immersion Lithography bridging the gap
until single patterning EUV is available
However, Double Patterning presents significant Cost,
Process Control, and Cycle Time manufacturing
challenges
Advanced Optical Metrology enables improved Scanner
control and utilisation whilst integrated solutions enable
improved Overlay & CD Uniformity through feedback
loops & increased correction capability

/ Slide 29 Outlook and summary

/ Slide 30
Q2 2011 outlook
Order intake between € 900 million – €1 billion
Net sales around € 1.5 billion
Gross margin about 45%
R&D at € 150 million
SG&A at € 55 million
ASML expects 2011 total revenue clearly above € 5 billion

/ Slide 31
€ 0
€ 50
€ 100
€ 150
€ 200
€ 250
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18
Cash return
€ 2.7B cash & cash equivalents at end Q1 2011
€ 1 B / 24 month share buy back program in progress
21% of program executed until wk 19
7 million shares repurchased at an average price of € 29.66
Weekly updates available on ASML’s website
Dividend for 2010 of € 0.40 per ordinary share (approx. € 175 million)
vs. € 0.20 per share in 2009
Share buy back (cumulative)
Week